SNOW LAKE RESOURCES LTD.

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

July 30, 2021

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E. Washington, D.C. 20549

Attention: Kevin Dougherty and Loan Lauren Nguyen

Re:	Snow Lake Resources Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed May 28, 2021

File No. 333-254755

Ladies and Gentlemen:

We hereby submit the responses of Snow Lake Resources Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 23, 2021, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed on May 28, 2021. Concurrently with the submission of this letter, the Company is submitting its Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Form F-1

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates, page ii

1.	Please note that amendments to your registration statement filed after June 30, 2021 will need to include the mineral property disclosures that are required under Items 1300 to 1305 of Regulation S-K. Please refer to the Answer to Question 155.03 of our Compliance and Disclosure Interpretations (C&DIs) for Regulation S-K, if you require further clarification or guidance regarding compliance dates. This C&DI may be located on our website at the following address: https://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE: In response to the Staff’s comments, we have revised the Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates on page ii of Amendment No. 2 and other parts of Amendment No. 2 to include the mineral property disclosures that are required under Items 1300 to 1305 of Regulation S-K.

2.	We note your statement you may report mineral resources and provide other terminology/determinations under the Australasian Code for Reporting of Exploration Results (JORC Code) or National Instrument 43-101 (NI 43-101). Other definitions and/or standards established under the JORC Code or NI 43-101 are not reciprocally recognized under S-K 1300 and are not permitted in Commission filings. Please revise your filing and ensure all disclosure conforms to the disclosure requirements of Regulation S-K 1300.

RESPONSE: In response to the Staff’s comments, we have revised Amendment No. 2 to ensure all disclosure conforms to the disclosure requirements of Regulation S-K 1300.

Competent Person Statement, page ii

3.	We note your reference to a technical report titled “Resource Estimates for the Thompson Brothers Project” and a recent resource update for your property by Nova Minerals Ltd. Please file your technical report summary for your resource disclosure as required by Item 1302(b)(2)(i) of Regulation S-K.

RESPONSE: In response to the Staff’s comments, we have filed our technical report summary with this Amendment No. 2 for our resource disclosure, as required by Item 1302(b)(2)(i) of Regulation S-K.

Registration Statement Fee Table, page 1

4.	Please clarify footnote 2 to disclose whether you are registering the common shares underlying the Representative’s Warrants. Disclosure on page 108 provides that “the Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four-and-½-year period commencing six months after the effective date of the registration statement related to this offering.”

RESPONSE: The Company confirms that the shares underlying the Representative’s Warrants are not being registered on the Registration Statement on Form F-1. The delayed exercisability of the Representative’s Warrants has been included solely in view of the lockup restrictions of FINRA Rule 5110.

Prospectus Summary, page 3

5.	We note the disclosure that you intend to apply for “B Corporation” certification. Please tell us whether you intend on receiving such certification in your jurisdiction of incorporation prior to this offering and include balancing disclosure that you may not receive such certification.

RESPONSE: In response to the Staff’s comments, we intend to apply for B Corporation certification in our jurisdiction of incorporation (Manitoba, Canada) sometime following completion of our public offering. B Corporation Certification is based on the verified practices and policies of a company over the previous year of the company’s operations - not what it aspires to do in the future. That means that only companies that have been in operation for at least twelve months are eligible for B Corporation Certification. However, in response to requests from investors and other stakeholders, B Lab created “Pending” B Corporation status to help early-stage companies get a head start on the B Corporation application process. To become Pending B Corporations, companies must go through a “B Impact Assessment” conducted by B Labs. After a year of operation, Pending B Corporations can apply for full certification. We are currently in the process of seeking Pending B Corporation status and then will seek full B Corporation status at least one year after we have begun active operations following the completion of our public offering. We have added additional disclosure relating to this process in the Amendment No. 2 prospectus.

Our Opportunity, page 4

6.	We note disclosure on page 4 that your Thompson Brothers Lithium Project is strategically located in Manitoba, Canada, “ideally situated to economically deliver mined and processed lithium products” to the EV battery industry serving North America’s Auto Alley from Michigan to the southern United States, and that your “strategic proximity to the major US EV manufacturing markets should make [you] an attractive source for offtake agreements with lithium battery and/or EV manufacturers who will need to secure their raw material supplies.” Please clarify if you also intend to contemporaneously process or refine the lithium ore further into commercial lithium products once you are a producing mine. In this regard, you disclose on page 11 that in the longer term you expect to derive substantial revenues from becoming a strategic supplier of battery-grade lithium hydroxide to the growing electric vehicle and battery storage markets. If you intend to enter into agreements with third-parties to process and refine the ore into commercial lithium products, please revise your opportunity and competitive strengths disclosures accordingly. For example, you disclose on page 53 that the majority of lithium production and downstream EV battery supply is currently based in China.

RESPONSE: In response to the Staff’s comments, we supplementally inform the Staff that we intend to contemporaneously process or refine the lithium ore further into commercial lithium products once we are a producing mine and have revised opportunity and competitive strengths disclosures accordingly in Amendment No. 2. Currently we are actively working to identify suitable sites for establishing our own processing facility, but we are in very preliminary stages with this process. In this regard we have a memorandum of understanding (the “MOU”) with CentrePort Canada Inc. in Winnipeg, a free trading zone area with access to all infrastructure and a MOU with a provincial government development agency in Germany. We reference these MOUs in our prospectus.

The Thompson Brothers Lithium Project, page 4

7.	We note that Nova Minerals Ltd has reported a resource update for your Thompson Brothers Lithium Project. Please update your filing accordingly.

RESPONSE: In response to the Staff’s comments, we have updated Amendment No. 2 to include an S-K 1300 compliant resource update for our Thompson Brothers Lithium Project.

8.	We also note your resource estimates were determined using a cut off grade of 0.6% Li2O and the recent resource update utilized a 0.30% Li2O cutoff grade. Please disclose the method of calculation for your cut off grade determinations and include the parameters used. These parameters may include the lithium carbonate price, mining/processing operating costs, and metallurgical recovery as required by Item 1302(d)(2) of Regulation S-K.

RESPONSE: In response to the Staff’s comments, we have revised Amendment No.2 to disclose the following method of calculation for our cutoff grade determinations, including the parameters used:

CIM Definition Standards for a Mineral Resource as a “concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality that there are reasonable prospect for eventual economic extraction.” In our case, a cut-off grade of 0.3% Li2O was used for resource reporting. This 0.3% Li2O cut-off grade was used to measure our resources as, according to our S-K 1300 Report, that is a reasonable grade necessary to cover estimated production costs in accordance with the following criteria (in US dollars):

6% Li2O Concentrate Price	$600 / per ton
Mining Cost/ton	$20
Extraction Recovery	70%
Processing Cost/ ton	$32 – to 6% Li2O
Concentrate Haulage/ton	$88

9.	We note your metallurgical test work indicated a composite sample of your processed materials could be upgraded to a salable commercial grade spodumene concentrate. Please disclose your metallurgical recovery based on this test work.

RESPONSE: In response to the Staff’s comments, we have added a discussion in Amendment No.2 relating to our historical metallurgical testing work.

Risk Factors

Risks Related to Our Business and Industry

Lithium mining and production is relatively new to the Province of Manitoba and the Snow Lake area., page 14

10.	Please explain your reference to future production entailing the “fully electrified” mining of, the sorting and concentrating of, and the production of our spodumene lithium into a lithium hydroxide.

RESPONSE: In response to the Staff’s comments, we have revised the Staff referenced risk factor to explain what we mean by “fully electrified.”

Management’s Discussion and Analysis of Financial Condition and Results of Operation Results of Operations, page 36

11.	Please clarify the services provided to the company categorized as “consulting fees” as compared to that of “professional fees.” For example, for the comparison of the “Years Ended June 30, 2020 and 2019” you disclose that consulting fees decreased because you switched from an international accounting firm to a Vancouver firm, and that professional fees are those that you pay to professional advisors, such as our accountants and legal counsel.

RESPONSE: In response to the Staff’s comments, we have revised the results of operations on page 36 of the Amendment No. 2. For the years ended June 30, 2019 and 2020, Professional fees refer to legal and auditing fees. Consulting fees refer to other professional fees including professional accounting, taxation and other related support. The decrease in consulting fees is mainly due to a reduction in capital and taxation advisory fees as operations, hence services required, were primarily moved from Australia to Canada.

Our Mineral Project - Thompson Brothers Lithium Project, page 60

12.	We note your reference to a historic resource estimate in this section and elsewhere in your filing. A historic estimate is not considered current and cannot be filed in support of disclosure. See Item 1304(h) of Regulation S-K and revise your filing as necessary.

RESPONSE: In response to the Staff’s comments, we have revised Amendment No. 2 to delete our reference to a historic resource estimate.

Overview, page 60

13.	We note your disclosure of an exploration target in this section. Please modify your filing and provide additional disclosure information as required by Item 1302(c) of Regulation S-K.

RESPONSE: In response to the Staff’s comments, we have revised the section on page 60 of Amendment No. 2 titled “Business - Our Exploration Target – Thompson Brothers Lithium Project – Indicated and Inferred Resources, to provide the additional disclosure information as required by Item 1302(c) of Regulation S-K.

Management

Compensation of Directors and Officers, page 83

14.	Please tell us whether the Company has disclosed, or is required to disclose in Manitoba, Canada or elsewhere, the compensation of its officers and directors on an individual basis for its most recently completed fiscal year. Refer to Item 6.B.1 of Form 20-F.

RESPONSE: In response to this comment, we advise the Staff that there are no requirements for disclosure of the compensation of officers and directors on an individual basis for our most recently completed fiscal year under Manitoba law or the federal laws of Canada law at this time.

Note 6 - Share Capital and Reserves, page F-31

15.	On March 8, 2019 you entered into an agreement with Nova Minerals, Ltd. to purchase Thompson Bros. in exchange for 47,999,900 common shares and assigned the shares no value. On the same date you issued one additional share to Nova in exchange for having been re-assigned their loan to Thompson Bros and assigned that one share $1,519,013 in value. We also note page F-34 discloses that your related party loan with Thompson Bros. has been eliminated upon consolidation. Please provide your accounting basis for the recognition and measurement of common shares issued to Nova citing the applicable guidance in IFRS that supports your view.

RESPONSE: In response to the Staff’s comments, we hereby clarify and provide the accounting basis for the recognition and measurement of common shares issued to Nova Minerals, Ltd. (“Nova Minerals”).

1)       Deed of Assignment of Debt:

Per the Deed of Assignment of Debt between the Company, Nova Minerals, and Thompson Bros (Lithium) Pty Ltd. (formerly Manitoba Minerals) (“Thompson Bros”), the Company issued one common share to Nova Minerals to acquire the intercompany loan owing from Thompson Bros to Nova Minerals ($Aus 1,610,890.10 = $Cdn 1,519,013). The fair value of the one common share given to Nova Minerals at the time of the transaction was $0.25 (which is in reference to the most recent capital raise). It is evident that the fair value of the one common share given up is significantly lower than that of the loan.

IFRS 9 Financial Instruments (“IFRS 9) states that the difference between the fair value and the transaction price should be recognized as a gain or loss. However, given that the transaction is not at arm’s length, we considered other guidance.

The EY IFRS guide book has a different point of view on the treatment of the fair value difference. In the section regarding “Transactions with owners acting in another capacity” it makes reference to conceptual framework for intercompany loans forgiven for no consideration:

…where an owner makes a loan to the entity on arm’s length terms, the presumption would be that the loan is made in the owner’s capacity as lender (a financial liability) rather than as owner (an increase in equity). If, however, the loan is subsequently forgiven, it will generally be more appropriate analysis that the shareholder acts in the capacity of an owner (an increase in equity) rather than in the capacity as lender (a gain). This is because a third-party lender would be extremely unlikely to forgive a loan for no consideration, whereas it is entirely consistent for an owner of a distressed business to choose to inject more capital.

The above is similar to the issue at hand as the consideration that the Company paid for the loan is close to $nil.

In the absence of clear guidance for this specific situation, we took the view that the difference arises from acting in the capacity as an owner and therefore the amount should be recognized in equity as opposed to profit or loss.

In arriving at our accounting treatment, we have considered IFRS 9 re: related party loans. Similar to an interest-free loan between parent and subsidiary, the difference between the loan amount and the fair value of the consideration given up by the Company (one common share) should be accounted for as a capital contribution by the parent.

We have concluded that this loan “re-assignment” took place in Nova Minerals’ capacity as owner of both entities (i.e., a non-arms length transaction), and therefore there is no income statement affect for the difference in fair value between the loan and the consideration. With this being the case, the full amount of the loan has been recognized in equity (Share capital) as a capital contribution.

Refer to “BDO Global - Applying IFRS 9 to related company loans”, example 4.2.1. (attached)

2)       Shares issued to acquire Thompson Bros:

The Company issued 47,999,900 common shares to Nova Minerals to acquire 100% of the issued and outstanding shares of Thompson Bros.

Subsequently, Thompson Bros was a wholly owned subsidiary of the Company, and in turn the Company is owned by Nova Minerals. Based on these circumstances, at the time of the transaction, we made the assessment that there was no change in control within the group before and after the transaction. We made the determination that the transaction constituted a group re-organization, and therefore the appropriate treatment should be accounting for the financial statements as a continuation of the net assets of the pre-existing carrying value.

With this being the case, the Company picked up the accounts of Thompson Bros from the date of acquisition, and did not record any value for the 47,999,900 common shares issued pursuant to the transaction.

We considered IFRS 3, but determined that it was not applicable as Thompson Bros did not meet the definition of a business.

We also considered whether this transaction constituted an asset acquisition. The transaction is not expected to alter the cash flows, entity-specific value of the portion of the entity’s operations and the difference of these two, thus the transaction is deemed to have no commercial substance. With this being the case, the asset acquisition method is also not applicable. No revaluation of assets and no goodwill will arise from this transaction.

Considering all of the above, and the lack of specific IFRS guidance with regard to this scenario, we assessed the transaction to be a reorganization of capital by way of inserting an intermediate parent within the existing group. The consolidated financial statements (of the new consolidated entity) should be a continuation of the existing entity (Thompson Bros), with the assets and liabilities being recognized at their pre-existing values.

3)       Intercompany loan elimination

As the debt described under (1) above was transferred from Nova to the Company, Thompson Bros would have a payable to its parent company (LSR) hence any inter-company balance between Thompson Bros and SLR should be eliminated on consolidation.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (519) 909-8745 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

SNOW LAKE RESOURCES LTD.

By:	/s/ Philip Gross
Name:	Philip Gross
Title:	Chief Executive Officer and Director

cc:	Louis A. Bevilacqua, Esq.